Via Facsimile and U.S. Mail
Mail Stop 6010

October 25, 2006

James S.J. Manuso
President and Chief Executive Officer
SuperGen, Inc.
4140 Dublin Blvd., Suite 200
Dublin, California 94568

Re: SuperGen, Inc.
Form 10-K for Fiscal Year Ended December 31, 2005
Filed March 16, 2006
File No. 000-27628

Dear Dr. Manuso:

We have completed our review of your Form 10-K and have no further comments
at this time.

Sincerely,

Jim Atkinson
Accounting Branch Chief